Exhibit 12

INGERSOLL-RAND COMPANY LIMITED
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Millions)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Fixed charges:
Interest expense	$144.3	$153.1	$175.6	$228.0	$247.5
Amortization of debt discount and expense	1.4	2.2	2.9	7.3	7.4
Rentals (one-third of rentals)	20.6	20.9	21.4	22.1	28.5
Capitalized interest	2.9	2.2	3.1	2.8	3.2
Equity-linked security charges	0.0	0.0	0.0	0.0	8.3
Total fixed charges	$169.2	$178.4	$203.0	$260.2	$294.9

Earnings from continuing operations before cumulative effect of change in accounting principle	$1,053.1	$829.8	$532.8	$322.4	$149.9

Add: Minority income of majority-owned subsidiaries	12.7	16.0	14.9	15.5	20.7
Taxes on income from continuing operations	204.7	138.4	75.3	(7.9)	(65.4)
Fixed charges	169.2	178.4	203.0	260.2	294.9
Less:Capitalized interest	2.9	2.2	3.1	2.8	3.2
Undistributed earnings (losses) from less than 50% owned affiliates	(2.3)	5.7	(2.1)	(0.1)	0.2
Earnings available for fixed charges	$1,439.1	$1,154.7	$825.0	$587.5	$396.7

Ratio of earnings to fixed charges	8.51	6.47	4.06	2.26	1.35

Undistributed earnings (losses) from less
than 50% owned affiliates:
Equity in earnings (losses)	$2.1	$5.7	$(1.8)	$0.6	$0.9
Less: Amounts Distributed	4.4	0.0	0.3	0.7	0.7
Undistributed earnings (losses) from
less than 50% owned affiliates	$(2.3)	$5.7	$(2.1)	$(0.1)	$0.2

All amounts have been restated to reflect a reclassification of discontinued operations